SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

December 22, 2023

Attorney Robert Shapiro

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 26, 2023
File No. 333-271831

Dear Mr. Shapiro:

In response to your letter dated December 12, 2023, the following information is hereby submitted on behalf of SSHT S&T Group Ltd (the “Company”). Amendment No. 6 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 5 to Registration Statement on Form S-1 filed October 26, 2023

Cover Page

1.	Please revise your cover page to clearly present the information and to remove repetitive disclosure. In particular, it appears that the disclosure listed under “Regulatory Permission” repeats much of the disclosure above the heading. As one example, we note that you discuss the CSRC Trial Measures in multiple places on the cover page (pages 2, 3, 4, 5, 7, 8 and 9 of the cover page). Please discuss the CSRC Trial Measures in a single place on the cover page, clearly lay out the requirements and discuss whether and how you are covered by such requirements. This is just one example. Please make similar changes elsewhere in the prospectus as applicable.

Response: We have updated the Registration Statement as requested.

2.	We note your revised disclosure on page 14 in response to comment 3. We also note that you address consequences to the company and directly responsible officers and directors. Please revise to discuss these consequences on the cover page and include the consequences to investors and the ability to maintain your listing, if any, if the advice from Yangsan Law Firm is incorrect and your quotation on the OTC Pink market is not sufficient to meet the requirement that you have listed securities in an overseas market.

Response: We have updated the Registration Statement as requested.

Risk Factor

Risks Related to Doing Business in China, page 13

3.	We note your revised disclosure on page 15 in response to prior comment 5. Please revise to clarify, as you do in your response letter that these risks and uncertainties are related to transfers by SJMC to its shareholders because, as per the Company’s current corporate structure, SJMC is wholly owned by WHL, which is wholly owned by the Company and that any transfers between SJMC and WHL could be construed and interpreted as an indirect transfer of ownership by SJMC to the Company.

Response: We have updated the Registration Statement as requested.

The audit report included in this Amendment..., page 18

4.	You note that you are required to have audited financial statements as a public company with securities quoted on the OTC Pink Sheets. Please clarify, as this does not appear to be a requirement to be quoted on the Pink Sheets. Please also revise your disclosure here and elsewhere that you discuss the PCAOB determinations to reflect the fact that the PCAOB Board vacated its 2021 determinations, and update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in China.

Response: We have updated the Registration Statement as requested.

Security ownership of Certain Beneficial Owners and Management., page 42

5.	Please revise your beneficial ownership table so that it is as of the most recent practicable date. See Item 403 of Regulation S-K

Response: We have updated the Registration Statement as requested.

Exhibits

6.	Please have counsel revise its legal opinion to reflect the structure of the offering. For example, the legal opinion indicates that this is a resale registration statement that will be conducted at market prices, when this is a primary offering that will take place at a fixed price. Please also remove the assumption that the Company is validly existing and in good standing under the law of the State of Nevada, as counsel must opine that the shares, when sold, will be legally issued, which means that the registrant is validly existing under the laws of the jurisdiction in which it is incorporated. Also have counsel include the date of the opinion.

Response: Counsel has revised its legal opinion as requested.

7.	Please file the most recent copy of the company’s Articles of Incorporation and Bylaws. It appears that the current Articles and Bylaws included are prior to the time that you redomiciled to Nevada. Please ensure that you disclosure under “Description of Securities to be Registered” reflects the provisions of your current governing documents.

Response: We have updated the Articles of Incorporation to show the ones considering our Company’s redomicile to Nevada.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd

/s/ Zonghan Wu
CEO and Director